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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL RECTIFIER CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

460254-10-5
(CUSIP Number of Class of Securities of Underlying Common Stock)

Donald R. Dancer, Esq.
Vice President, General Counsel and Secretary
International Rectifier Corporation
233 Kansas Street
El Segundo, California 90245
Telephone: (310) 726-8000

Copy to:

Su Lian Lu, Esq.
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
Los Angeles, California 90071
Telephone: (213) 617-5546
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation* $114,415,136	Amount of Filing Fee $13,467
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase [3,986,201] shares of common stock of International Rectifier Corporation having an aggregate value of [$114,415,136] as of January [3], 2005 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO relates to an offer by International Rectifier Corporation, a Delaware corporation ("International Rectifier" or the "Company"), to exchange (the "Option Exchange") certain outstanding options with an exercise price equal to or greater than $40.00 per share, that were granted under our stock option plans (the "Eligible Options") and that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Company's 2000 Incentive Plan, as amended and restated (the "New Options"), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated January 28, 2005 (the "Offer to Exchange"). This document, as it may be amended or supplemented from time to time, is attached to this Schedule TO as Exhibit (a)(1)(a). An "eligible employee" refers to all employees of International Rectifier or one of its subsidiaries on the date of the Offer to Exchange who live and work in the United States, and remain employees through the date on which the New Options are granted, except (i) members of the Company's Board of Directors and the Company's executive officers, and (ii) any employee who was granted an option by International Rectifier on or after July 27, 2004. Our stock option plans under which the Eligible Options are granted are our 2000 Incentive Plan, as amended and restated, our 1997 Employee Stock Incentive Plan and our Amended and Restated Stock Incentive Plan of 1992.

        The information in the Offer to Exchange, including all schedules to the Offer to Exchange, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
Name and Address.

        International Rectifier Corporation is the issuer of the securities subject to the Option Exchange. The address of the Company's principal executive office is 233 Kansas Street, El Segundo, California 90245, and the telephone number at that address is (310) 726-8000. The information set forth in the Offer to Exchange under the caption "The Offer—Information concerning International Rectifier" is incorporated herein by reference.

(b)
Securities.

        The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Option Exchange will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the caption "Summary Term Sheet," and the sections under the captions "The Offer—Number of options; expiration date," "The Offer—Acceptance of options for exchange and issuance of new options," "The Offer—Source and amount of consideration; terms of new options" is incorporated herein by reference.

(c)
Trading Market and Price.

        The information set forth in the Offer to Exchange under the caption "The Offer—Price range of shares underlying the options" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
Name and Address.

        The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

        Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)
Material Terms.

        The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," and the information set forth under the captions "The Offer—Eligibility," "The Offer—Number of options; expiration date," "The Offer—Procedures for electing to exchange options," "The Offer—Withdrawal rights and change of election," "The Offer—Acceptance of options for exchange and issuance of new options," "The Offer—Conditions of the offer," "The Offer—Price range of shares underlying the options," "The Offer—Source and amount of consideration; terms of new options," "The Offer—Status of options acquired by us in the offer; accounting consequences of the offer," "The Offer—Legal matters; regulatory approvals," "The Offer—Material U.S. federal income tax consequences," "The Offer—Extension of offer; termination; amendment," and Schedule B is incorporated herein by reference.

(b)
Purchases.

        The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)
Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) to (d)(7) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)
Purposes.

        The information set forth in the Offer to Exchange under the captions "Summary Term Sheet" and "The Offer—Purpose of the offer" is incorporated herein by reference.

(b)
Use of Securities Acquired.

        The information set forth in the Offer to Exchange under the captions "The Offer—Acceptance of options for exchange and issuance of new options" and "The Offer—Status of options acquired by us in the offer; accounting consequences of the offer" is incorporated herein by reference.

(c)
Plans.

        The information set forth in the Offer to Exchange under the caption "The Offer—Purpose of the offer" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)
Source of Funds.

        The information set forth in the Offer to Exchange under the caption "The Offer—Source and amount of consideration; terms of new options" is incorporated herein by reference.

(b)
Conditions.

        Not applicable.

(d)
Borrowed Funds.

        Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)
Securities Ownership.

        The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

(b)
Securities Transactions.

        The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.

        Not applicable.

Item 10. Financial Statements.

(a)
Financial Information.

        The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions "The Offer—Information concerning International Rectifier," "The Offer—Additional information," and "The Offer—Financial statements" is incorporated herein by reference. The Company's financial information included under Part II, Item 8 on pages 40 to 70 in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004 and under Part I, Item 1 on pages 3 to 29 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference and is available for review on the Securities and Exchange Commission's website at www.sec.gov and on the Company's website at www.irf.com.

(b)
Pro Forma Information.

        Not applicable.

Item 11. Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under the caption "The Offer—Legal matters; regulatory approvals" is incorporated herein by reference.

(b)
Other Material Information.

        Not applicable.

Item 12. Exhibits.

(a)(1)(a)*	Offer to Exchange Certain Outstanding Options for New Options, dated January 28, 2005
(a)(1)(b)**	Form of cover letter from Alex Lidow, Chief Executive Officer of International Rectifier Corporation
(a)(1)(c)**	Form of Election Form
(a)(1)(d)**	Form of Withdrawal Form
(a)(1)(e)**	Form of Option Summary communication to employees
(a)(1)(f)**	Form Option Exchange reminder communication to employees
(a)(1)(g)**	Form of Confirmation to employees who elect to participate in the Option Exchange program
(a)(1)(h)**	Form of Confirmation to employees who elect not to participate in the Option Exchange program
(a)(1)(i)**	Form of Promise to Grant Stock Option
(b)	Not applicable
(d)(1)*	International Rectifier 2000 Incentive Plan, as amended and restated
(d)(2)*	Form of stock option agreement for the Eligible Options under the International Rectifier 2000 Incentive Plan, as amended and restated
(d)(3)*	International Rectifier 1997 Employee Stock Incentive Plan
(d)(4)*	Form of stock option agreement for the Eligible Options under the Inte rnational Rectifier 1997 Employee Stock Incentive Plan
(d)(5)*	International Rectifier Amended and Restated Stock Incentive Plan of 1992
(d)(6)*	Form of stock option agreement for the Eligible Options under the International Rectifier Amended and Restated Stock Incentive Plan of 1992
(d)(7)*	Form of stock option agreement for the New Options under the International Rectifier 2000 Incentive Plan, as amended and restated
(g)	Not applicable
(h)	Not applicable

*Filed herewith

**To be filed by amendment; available upon the SEC staff's request

Item 13. Information Required by Schedule 13E-3.

(a)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTERNATIONAL RECTIFIER CORPORATION

/s/ DONALD R. DANCER Donald R. Dancer Senior Vice President, General Counsel and Secretary

January 14, 2005

INDEX TO EXHIBITS

(a)(1)(a)*	Offer to Exchange Certain Outstanding Options for New Options, dated January 28, 2005
(a)(1)(b)**	Form of cover letter from Alex Lidow, Chief Executive Officer of International Rectifier Corporation
(a)(1)(c)**	Form of Election Form
(a)(1)(d)**	Form of Withdrawal Form
(a)(1)(e)**	Form of Option Summary communication to employees
(a)(1)(f)**	Form Option Exchange reminder communication to employees
(a)(1)(g)**	Form of Confirmation to employees who elect to participate in the Option Exchange program
(a)(1)(h)**	Form of Confirmation to employees who elect not to participate in the Option Exchange program
(a)(1)(i)**	Form of Promise to Grant Stock Option
(b)	Not applicable
(d)(1)*	International Rectifier 2000 Incentive Plan, as amended and restated
(d)(2)*	Form of stock option agreement for the Eligible Options under the International Rectifier 2000 Incentive Plan, as amended and restated
(d)(3)*	International Rectifier 1997 Employee Stock Incentive Plan
(d)(4)*	Form of stock option agreement for the Eligible Options under the International Rectifier 1997 Employee Stock Incentive Plan
(d)(5)*	International Rectifier Amended and Restated Stock Incentive Plan of 1992
(d)(6)*	Form of stock option agreement for the Eligible Options under the International Rectifier Amended and Restated Stock Incentive Plan of 1992
(d)(7)*	Form of stock option agreement for the New Options under the International Rectifier 2000 Incentive Plan, as amended and restated
(g)	Not applicable
(h)	Not applicable

*Filed herewith

**To be filed by amendment; available upon the SEC staff's request

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SIGNATURE
INDEX TO EXHIBITS